

April 20, 2009

Via Facsimile (203) 854-1652 and U.S. Mail
Duane Berlin, Esq.
Lev & Berlin, P.C.
200 Connecticut Avenue
Norwalk, CT 06854

> **Re: Orbcomm, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed April 13, 2009**
> **by John C. Levinson**
> **File No. 1-33118**

Dear Mr. Berlin:

We have conducted a limited review of the amended filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement Filed April 14. 2009

1. To avoid possible confusion, please highlight in the proxy statement and the proxy card that you have presented the proposals in a different order than the order presented by the company.

2. We reissue comment 2 with respect to the description of your proposal as it continues to be described in the same manner in the cover letter. Please revise.

3.   It has come to our attention that certain of the nominees may have ownership interests in, or are representing in communications with other shareholders that they have ownership interests in, shares of the company's stock that are in excess of the amounts disclosed in the proxy. We remind you of the disclosure requirements specified in Item 5(b)(1)(iv) and 5(b)(1)(v) of Schedule 14A. Please revise your disclosure or confirm that the beneficial ownership interests disclosed in the proxy are accurate as of the date of the proxy filing.

4.   We note your response to our prior comment 13. The supplemental materials you provided do not support some of the statements you continue to present as factual versus an opinion. Such statements relate generally to claims regarding Orbcomm's inability to capitalize on its technology and asset infrastructure in what you describe as a "substantial market opportunity." Accordingly, please revise to identify as your opinion or belief, statements on page 6 where you assert that "[m]anagement has failed to demonstrate the strategic vision and operational expertise necessary to develop and achieve the full commercial potential of the company's technology and its applications" or where you refer to shareholders suffering from Orbcomm's "lost opportunities." Similarly, you assert as factual, what appears to be your opinion as to the ability of the Company to have sufficient financial resources to stay within management's 2010-2012 timeframe for the next phase of development. Please remove these statements or provide the support requested in our prior comment 13.

5.   We note your response to prior comment 37. Please confirm your understanding that referring to another person's statements or reports does not insulate you from the requirement to comply with Rule 14a-9.

Our Action Plan, page 6

6.   Please provide support for your statement that the nominees have experience in "making technology businesses successful."

7.   You make reference to the "shareholder value creation" Mr. Miron created from unspecified "digital networked business initiatives…" With a view towards possible revised disclosure, please supplementally advise us of the "other" businesses you reference, inclusive of a break-down of businesses Mr. Miron created versus business in which he had "significant responsibility." With respect to the latter group, advise us of the positions held by Mr. Miron.

8.   Provide support for the claims made regarding Mr. Miron's experience. We continue to note for example in the biography and on page 6, vague and unsupported claims regarding his track record and/or experience. For example, please clarify how and to what extent he was "instrumental" in initiating wireless service sales over the Internet. Has Mr. Miron been recognized within the industry or by any recognized institution as being "instrumental" to such a development? Support your statement that he

"conceiv[ed] of the successful plan to unify the world's wireless 3G standard." This statement seems excessively broad and should be removed or revised to be characterized as your opinion in addition to providing us the support requested. Similarly, you also disclose that he developed the "initial plan for Salomon Brothers Yield Book business". Your disclosure appears to also suggest a link between Mr. Miron's initial involvement and the growth of the business unit within Citigroup. Please note our subsequent comment below and revise your disclosure accordingly.

9.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Remove the following statements or provide us with support for the statements you make with respect to the following:

- "Mr. Miron…has been responsible for the creation of a number of successful and hugely profitable wireless joint ventures and operations in several countries…;"

- "[h]e created a company around…[DRM] technology yielding $300+ million in realized value from a technology that would have been eliminated to save $1 million in expense…;" and

- "[t]he total shareholder value creation from these and other digital networked business he has created or for which he has had significant responsibility is in the billions…" (emphasis added).

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Also, please confirm your understanding that referring to another person's statement does not insulate you from the requirement to comply with Rule 14a-9.

10.   You indicate that your nominees would seek to "secure additional capital on the best available terms." Please revise to also reference the nominees' conflicts of interests given their agreements with the financial advisory firms as disclosed on page 15. Please also specifically provide in the text of this discussion a specific cross reference to the more detailed disclosure on page 15.

Security Ownership of Certain Beneficial Owners, Directors and Management, page 17

11.   We refer you to the references to the "pecuniary interest" of certain shareholders in the footnotes accompanying the table. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise to clarify wherever applicable, that the persons listed are the beneficial owner(s) of the securities given their authority over the voting and/or investment power over such securities.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

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Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions